Filed by Omega Healthcare Investors, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MedEquities Realty Trust, Inc.

SEC File No. of MedEquities:  001-37887

303 International Circle	P: 410.427.1700
Suite 200	F: 410.427.8800
Hunt Valley, MD 21030

PRESS RELEASE – FOR IMMEDIATE RELEASE

OMEGA HEALTHCARE INVESTORS TO ACQUIRE

MEDEQUITIES REALTY TRUST

•	Anticipated annual FFO, AFFO and FAD accretion of approximately $0.05 per Omega share.
•	Operator diversification will increase with 9 new operators.
•	Property type diversification will increase non-skilled nursing assets modestly by $296 million, including $75 million invested in a hospital facility leased to a subsidiary of Baylor, Scott & White Health.
•	Significant synergies expected.
•	Omega will acquire the fee simple interest in 34 facilities operated by 11 operators in 7 states.
•	Omega will acquire approximately $34 million in mortgage loans.

Hunt Valley, MD and Nashville, TN – January 2, 2019 – Omega Healthcare Investors, Inc. (NYSE: OHI) (“Omega”) and MedEquities Realty Trust, Inc. (NYSE: MRT) (“MedEquities”) today announced the execution of a definitive merger agreement under which Omega will acquire all of the outstanding shares of MedEquities. The transaction represents an enterprise value of approximately $600 million for MedEquities and further diversifies Omega’s assets and operators. The boards of directors of both companies have unanimously approved the transaction.

Under the terms of the agreement, MedEquities stockholders will receive a fixed exchange ratio of 0.235 Omega common shares plus $2.00 in cash for each share of MedEquities common stock held by them, which represents a value of $10.26 per MedEquities share based on the $35.15 closing price for Omega common stock on December 31, 2018. Separately, MedEquities will declare a special cash dividend of $0.21 per share payable to the holders of record of MedEquities common stock as of the end of trading on the New York Stock Exchange on the trading day immediately prior to the closing date of the transaction. There are no changes planned to Omega’s board of directors or executive officers related to the merger transaction.

Taylor Pickett, Omega’s Chief Executive Officer stated, “John and his team have built a high quality diversified portfolio, which should provide Omega with meaningful future growth opportunities.” Mr. Pickett continued, “This acquisition reinforces our commitment to the skilled nursing and senior housing industry, while adding new asset types to our portfolio furthering our strategic objectives.”

John McRoberts, Chairman and Chief Executive Officer of MedEquities added, “This is a very compelling transaction for MedEquities’ stockholders. We believe going forward that our stockholders will be in an excellent position from having an investment in Omega’s diversified portfolio. Taylor and his team have a long and successful history of asset growth and diversification as well as solid asset management. Additionally, our operators will benefit from Omega’s depth of knowledge of the healthcare industry, their strong capital position and their commitment to support and grow with their tenants.”

Approvals and Timing

Completion of the transaction is subject to satisfaction of customary closing conditions, including the approval by the stockholders of MedEquities. The transaction is expected to close in the first half of 2019. Completion of the transaction is not subject to approval by Omega’s stockholders and is not subject to any financing contingency.

Bryan Cave Leighton Paisner LLP is serving as legal advisor to Omega. Morrison & Foerster LLP is serving as legal advisor and Citigroup Global Markets Inc. is serving as exclusive financial advisor to MedEquities.

About Omega

Omega is a real estate investment trust that invests in the long-term healthcare industry, primarily in skilled nursing and assisted living facilities. Its portfolio of assets is operated by a diverse group of healthcare companies, predominantly in a triple-net lease structure. The assets span all regions within the US, as well as in the UK.

About MedEquities

MedEquities Realty Trust is a self-managed and self-administered real estate investment trust that invests in a mix of healthcare properties and healthcare-related real estate debt investments within the acute, post-acute and behavioral sectors of healthcare services. MedEquities’ strategy has been to become an integral capital partner with high-quality and growth-oriented facility-based providers of healthcare services on a nationwide basis, primarily through net-leased real estate investments.

Additional Information and Where to Find It

In connection with the proposed transaction, Omega will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that includes the preliminary proxy statement of MedEquities and that also constitutes a preliminary prospectus of Omega. After the registration statement is declared effective, MedEquities plans to mail to its stockholders the definitive proxy statement/prospectus. MedEquities and Omega may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document which MedEquities or Omega may file with the SEC. Investors are urged to read the registration statement, the proxy statement/prospectus and any other relevant documents when they are available, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain important information.

Investors may obtain free copies of the registration statement, including the preliminary proxy statement/prospectus, and other relevant documents filed by Omega and MedEquities with the SEC through the website maintained by the SEC at www.sec.gov, or by contacting MedEquities at 3100 West End Avenue, Suite 1000, Nashville, Tennessee 37203 Attn: Tripp Sullivan, (615) 760-1104, or Omega at Omega Healthcare Investors, Inc. 303 International Circle, Suite 200 Hunt Valley, Maryland 21030, Attn: Matthew Gourmand, Senior VP of Investor Relations, (410) 427-1714.

Participants in the Solicitation

Omega, MedEquities and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from MedEquities’ stockholders in respect of the proposed transaction. Information regarding Omega’s directors and executive officers can be found in Omega’s definitive proxy statement filed with the SEC on April 30, 2018, its Form 10-K filed with the SEC on February 23, 2018, and its Form 8-K reports filed with the SEC on October 25, 2018 and November 2, 2018, as well as its other filings with the SEC. Information regarding the directors and executive officers of MedEquities can be found in its definitive proxy statement filed with the SEC on April 16, 2018, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants will be included in the registration statement, proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed transaction. These documents will be available free of charge on the SEC’s website and from Omega and MedEquities, as applicable, using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of the federal securities laws, including all statements regarding the proposed transaction, future financial position and financial metrics, expected synergies and benefits, dividends and dividend plans, financing plans, and other expectations and beliefs regarding future events. In some cases, you can identify forward-looking statements by the use of forward-looking terminology including “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “would,” “will,” “seeks,” “approximately,” “outlook,” “looking forward” and other similar expressions or the negative forms of the same. Omega and MedEquities caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to i) the risk that the conditions to closing of the merger may not be satisfied; ii) the ability of Omega to integrate the acquired business successfully and to achieve anticipated cost savings and other synergies; iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results; iv) potential litigation relating to the proposed transaction that could be instituted; v) the ability to meet expectations regarding the timing and closing of the transaction; vi) possible disruptions from the proposed transaction that could harm the business of the companies; vii) the ability of each company’s operators and borrowers to maintain the financial strength and liquidity necessary to satisfy their respective rent and debt obligations; viii) the impact of healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; and ix) the risk factors described in the most recent Annual Reports on Form 10-K and other filings of Omega and MedEquities with the SEC. Many of these factors are beyond the control of the companies and their management. The list of factors presented here should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles or impediments to the realization of forward looking statements. Neither Omega nor MedEquities assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Non-GAAP Measures

Funds From Operations (“FFO”), Adjusted FFO and Funds Available for Distribution (“FAD”) are non-GAAP financial measures. Omega calculates and reports FFO in accordance with the definition and interpretive guidelines issued by the National Association of Real Estate Investment Trusts (“NAREIT”), and consequently, FFO is defined as net income (computed in accordance with GAAP), adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization and impairments on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. FFO described herein is not necessarily comparable to FFO of other real estate investment trusts that do not use the same definition or implementation guidelines or interpret the standards differently from Omega or MedEquities.

Adjusted FFO is calculated as FFO excluding the impact of non-cash stock-based compensation and certain revenue and expense items identified above. FAD is calculated as Adjusted FFO less non-cash interest expense and non-cash revenue, such as straight-line rent. Omega’s computation of Adjusted FFO and FAD are not comparable to the NAREIT definition of FFO or to similar measures reported by other real-estate investment trusts.

These non-GAAP measures are not measures of financial performance under GAAP and should not be considered as measures of liquidity, alternatives to net income or indicators of any other performance measure determined in accordance with GAAP. Investors and potential investors should not rely on these non-GAAP measures as substitutes for any GAAP measure, including net income.